UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2008            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

Financial Review for the Period ended September 30, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: December 7, 2008	By: /s/ Simon Ridgway Simon Ridgway President and Director

FINANCIAL REVIEW

Third Quarter Ended September 30, 2008

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the nine months ended September 30, 2008.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2008
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	September 30,	December 31,
	2008	2007
ASSETS

CURRENT
Cash and cash equivalents	$ 670,514	$ 2,378,514
Marketable securities (Note 4)	2,563,234	4,624,095
Advances and other receivables (Note 7)	103,745	79,309
GST receivable	16,281	27,919
Due from related parties (Note 7)	80,173	50,498
Prepaid expenses and deposits	156,764	107,275
	3,590,711	7,267,610

PROPERTY & EQUIPMENT (Note 5)	350,769	289,888
MINERAL PROPERTIES (Note 6)	18,976,101	15,923,030

	$ 22,917,581	$ 23,480,528

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 7)	$ 447,589	$ 371,962

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	42,587,194	42,587,194
CONTRIBUTED SURPLUS	4,320,506	4,164,587
DEFICIT	(24,482,246)	(23,608,176)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 11)	44,538	(35,039)
	22,469,992	23,108,566

	$ 22,917,581	$ 23,480,528

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2008	2007	2008	2007
EXPENSES
Amortization	$ 15,196	$ 13,072	$ 41,990	$ 39,105
Consulting fees	1,456	6,500	38,596	48,262
Donations	-	-	772	824
Geological costs	-	7,431	-	10,318
Legal and accounting fees	2,133	2,935	34,422	13,031
Management fees & salaries (Note 7)	15,000	15,000	45,000	45,000
Non-cash compensation charge (Note 8)	1,213	443,875	155,919	563,875
Office and miscellaneous	18,755	11,218	50,269	41,847
Public relations	28,285	32,869	75,391	86,271
Rent and utilities	12,276	5,397	36,393	17,383
Repair and maintenance	8,816	3,258	21,840	5,457
Salaries and wages (Note 7)	69,220	46,345	238,258	123,149
Telephone and fax	5,283	4,349	16,262	10,545
Transfer agent and regulatory fees	2,200	6,821	14,056	19,257
Travel and accommodation	9,731	5,204	93,261	49,442
	(189,564)	(604,274)	(862,429)	(1,073,766)

OTHER INCOME (EXPENSES)
Foreign currency exchange	29,505	277,372	25,619	(278,001)
Loss on uncollectible receivable	-	-	-	(22,172)
Gain (loss) on disposal of assets	-	-	2,750	(63,436)
Interest income	18,754	152,126	81,008	225,625
Loss on sale of marketable securities	(85,023)	-	(85,023)	-
Other income	3,000	34,387	6,045	50,588
Write off of deposits	-	-	(18,352)	-
Write off of deferred exploration costs	(23,688)	-	(23,688)	-
	(57,452)	463,885	(11,641)	(87,396)
Net loss for the period	(247,016)	(140,389)	(874,070)	(1,161,162)

Deficit, beginning of the period	(24,235,230)	(22,351,290)	(23,608,176)	(21,330,517)

Deficit, end of the period	$ (24,482,246)	$ (22,491,679)	$ (24,482,246)	$ (22,491,679)

BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.00)	$(0.02)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,548,488	53,397,945	53,548,488	53,390,017

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2008	2007	2008	2007

NET LOSS	$ (247,016)	$ (140,389)	$ (874,070)	$ (1,161,162)

Other comprehensive income, net of tax
Unrealized gain (loss) on available- for-sale marketable securities	72,893	(68,188)	79,577	(70,130)

COMPREHENSIVE LOSS	$ (174,123)	$ (208,577)	$ (794,493)	$ (1,231,292)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net (loss) income for the period	$ (247,016)	$ (140,389)	$ (874,070)	$ (1,161,162)
Items not involving cash:
Loss from settlement of old debt	-	-	-	22,172
Amortization	15,196	13,072	41,990	39,105
Loss (gain) from disposal of asset	-	-	(2,750)	63,436
Realized and unrealized foreign exchange	-	(10,063)	-	-
Write off of deposits	-	-	18,352	-
Write off of deferred exploration costs	23,688	-	23,688	-
Non-cash compensation charge (Note 8)	1,213	443,875	155,919	563,875
	(206,919)	306,495	(636,871)	(472,574)
Changes in non-cash working capital items:
Advances and other receivables	11,755	(161,691)	(24,436)	554,374
GST receivable	4,643	3,929	11,638	486
Prepaid expenses	84,660	41,257	(67,841)	37,046
Accounts payable and accrued liabilities	(58,212)	24,279	75,627	31,070
	(164,073)	214,269	(641,883)	150,402

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	-	7,000	-	7,000

INVESTING ACTIVITIES
Marketable securities	1,192,439	2,018,659	2,140,438	4,374,922
Due to related parties	-	-	-	(10,510)
Due from related parties	19,502	(38,682)	(29,675)	558
Expenditures on deferred exploration costs	(1,006,877)	(955,267)	(3,076,759)	(2,292,520)
Proceeds from sale of asset	-	43,357	10,204	43,357
Purchase of property & equipment	(4,752)	-	(110,325)	(33,750)
	200,312	1,068,067	(1,066,117)	2,082,057

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	36,239	1,289,336	(1,708,000)	2,239,459

Cash and cash equivalents, beginning of period	634,275	1,883,820	2,378,514	933,697

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 670,514	$ 3,173,156	$ 670,514	$ 3,173,156

Non-cash Transactions – Note 9

See Accompanying Notes

	Guatemala		Nicaragua	Mexico			Peru	Ecuador		Other
	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	Cerro Colorado	General Exploration	Period Ended September 30, 2008	Year Ended December 31, 2007

ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ -	$ 4,142,864	$ -	$ 82,482	$ -	$ -	$ -	$ 210,566	$ 113,130	$ -	$ 4,549,042	$ 4,255,994

Shares	-	-	-	-	-	-	-	-	-	-	-	93,000
Cash	-	-	-	-	-	-	-	36,817	-	-	36,817	200,048
	-	-	-	-	-	-	-	36,817	-	-	36,817	293,048

BALANCE – END OF PERIOD	-	4,142,864	-	82,482	-	-	-	247,383	113,130	-	4,585,859	4,549,042

DEFERRED EXPLORATION COSTS
BALANCE – BEGINNING OF PERIOD	$ -	$ 6,496,840	$ -	$ 4,144,644	$ -	$ 299,640	$ 4,683		$ 24,116	$ 4,683	$ 11,373,988	$ 9,182,254

Amortization	-	-	-	17,540	4,987	657	-	-	-	-	23,184	-
Property Payment/Investigation	-	675	-	1,930	-	-	-	1,723	-	-	4,328	47,754
Automobile	68	3,506	96	98,013	15,431	747	12,326	2,767	-	-	132,954	143,949
Camp, food and supplies	95	3,619	12,384	96,220	14,930	2,806	3,795	813	-	-	134,662	104,508
Drafting, maps and printing	15	69	-	1,422	1,697	64	5,702	613	-	-	9,582	9,157
Drilling	-	-	-	384,418		-	-	-	-	-	384,418	-
Exploration administration	271	1,204	-	13,415	559	-	14,075	1,151	-	-	30,675	39,299
Foreign Exchange	5	(48)	-	1,759	710	-	(1,848)	707	-	-	1,285	-
Environment	-	-	-	25,274	-	-	-	-	-	-	25,274	16,720
Geochemistry	-	5,822	13,233	185,277	20,953	15,088	6,213	3,691	-	-	250,277	102,139
Geological consulting (Note 7)	-	35,714	72,063	320,227	142,487	48,347	112,280	3,340	-	-	734,458	826,323
Other consulting	3,805	4,593	-	39,281	18,687	22,140	32,121	36,477	-	-	157,104	280,226
Legal and accounting	79	2,663	-	18,246	32,722	-	27,055	6,415	-	-	87,180	98,793
Licenses, rights and taxes	1,962	19,105	3,114	102,116	-	120,181	11,798	41,462	-	-	299,738	218,412
Linecutting & trenching	250	352	-	35,910	3,304	1,187	316	98	-	-	41,417	56,068
Underground development	-	-	-	-	-	-	-	-	-	-	-	423,769
Materials	42	269	-	53,288	1,362	113	1,061	204	-	-	56,339	44,397
Maintenance	82	976	-	25,222	845	125	4,684	254	-	-	32,188	22,407
Miscellaneous	29	1,771	(56)	2,818	340	305	1,195	106	-	-	6,508	7,623
Medical expenses	550	3,302	709	16,276	2,655	342	2,828	-	-	-	26,662	25,927
Public relations	-	-	210	138,903	811	-	-	-	-	-	139,924	-
Road building	-	-	-	15,188	-	-	-	-	-	-	15,188	11,265
Rent and utilities	1,111	17,059	-	36,309	5,204	940	6,100	996	-	-	67,719	75,840
Rental equipment	-	-	-	2,386	430	-	-	-	-	-	2,816	7,690
Salaries and wages	-	32,994	7,455	122,184	17,128	-	27,923	-	-	-	207,684	204,520
Shipping	4	113	5,065	16,629	3,030	468	1,988	5	-	-	27,302	23,226
Telephone and communications	323	1,764	(331)	27,819	3,633	450	3,649	116	-	-	37,423	39,223
Travel and accommodation	78	1,300	5,284	48,814	30,209	5,051	11,917	1,000	-	-	103,653	147,378
	8,769	136,822	119,226	1,846,884	322,114	219,011	285,178	101,938	-	-	3,039,942	2,976,613
Write-off Exploration Costs	-	-	-	(204)	-	(18,801)	-	-	-	(4,683)	(23,688)	(784,879)

BALANCE – END OF PERIOD	8,769	6,633,662	119,226	5,991,324	322,114	499,850	446,268	344,913	24,116	-	14,390,242	11,373,988

TOTAL MINERAL PROPERTIES - END OF PERIOD	$ 8,769	$10,776,526	$ 119,226	$ 6,073,806	$ 322,114	$ 499,850	$ 446,268	$ 592,296	$ 137,246	$ -	$ 18,976,101	$ 15,923,030

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

2.

Basis of Presentation

Management has prepared the period ending September 30, 2008 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included for the year ended December 31, 2007. These interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the significant accounting policies summarized below.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico.

vii)

Radius Peru SAC, a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies

Financial Instruments

Effective January 1, 2008, the Company implemented the new CICA accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which will replace section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, and how these risks are managed.  These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007.  These new Sections relate to disclosure and presentation only and no impact on the Company’s financial results is expected for the current fiscal year.

As at September 30, 2008, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities. The fair value of cash and cash equivalents, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity. The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2008, cash totalling $312,869 (December 31, 2007: $1,118,436) was held in US dollars, $16,818 (December 31, 2007: $8,506) in Nicaragua Cordoba, $7,688 (December 31, 2007: $9,474) in Guatemala Quetzal, $4,278 (December 31, 2007: $2,550) in Mexican Pesos and $2,131 (December 31, 2007: $nil) in Peruvian Soles.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities. The Company believes that these sources will be sufficient to cover the likely short and long-term requirements.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies – (cont’d)

Capital Management

Effective January 1, 2008, the Company implemented the new CICA accounting section 1535 (Capital Disclosures).  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv), if it has not complied, the consequences of such non-compliance.  This new Section relates to disclosure and no impact on the Company’s financial results is expected for the current fiscal year.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the nine months ended September 30, 2008. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Government of Canada bonds, Canadian provincial government bonds, corporate bonds, pool fund bonds and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources will be sufficient to carry out its exploration programs and operating costs for the next twelve months.  However, in response to current global financial market crisis, the Company has begun taking steps to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that conditions improve.

Going Concern

The Accounting Standards Board amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The adoption of this new standard did not have a material impact on the consolidated financial statements for the periods presented.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies – (cont’d)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

International Financial Reporting Standards (“IFRS”) In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.  The portfolio of marketable securities consists of short term notes with a yield range of 2.91% - 3.71%, Government of Canada bonds with a yield range of 2.88% - 3.54%, Canadian provincial government bonds with a yield range of 2.24% - 4.41%, corporate bonds with a yield range of 3.47% - 6.65%, pool fund bonds with a yield range of 4.64% - 5.04%, and preferred equities with a yield range of 4.56% - 7.97%.  Included in marketable securities are 7,406 common shares of a company with directors in common.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

Property and Equipment

	Nine months ended September 30, 2008
		Accumulated
	Cost	Amortization	Net
Land	$ 44,838	$ -	$ 44,838
Leasehold improvements	17,730	15,502	2,228
Trucks	449,624	248,841	200,783
Computer equipment	153,882	88,473	65,409
Furniture and equipment	29,371	13,492	15,879
Geophysical equipment	36,445	18,756	17,689
Website	8,433	4,490	3,943
	$ 740,323	$ 389,554	$ 350,769

	Year ended December 31, 2007
		Accumulated
	Cost	Amortization	Net
Land	$ 44,838	$ -	$ 44,838
Leasehold improvements	15,322	15,322	-
Trucks	361,524	201,849	159,675
Computer equipment	131,412	76,137	55,276
Furniture and equipment	39,756	31,376	8,380
Geophysical equipment	36,445	15,652	20,791
Website	4,800	3,872	928
	$ 634,097	$ 344,208	$ 289,888

6.

Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the nine months ended September 30,
	2008	2007
Expenses:
Management fees	$ 45,000	$ 45,000
Consulting	9,100	16,900
Salaries and benefits	56,577	75,224
Mineral property costs:
Geological consulting fees	174,900	103,600
Salaries and benefits	62,545	49,358
	$ 348,122	$ 290,082

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $Nil (December 31, 2007: $26,665) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $80,173 (December 31, 2007: $50,498) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $14,032 (December 31, 2007: $15,778) payable to an officer of the Company.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.

Share Capital

a)	Authorized: Unlimited common shares without par value

b)	Issued:	Number of Shares	Price Per Share	Amount

	Balance December 31, 2006	53,385,988		$ 42,486,069

	Exercise of stock options	12,500	$0.56	7,000
	Acquisition of property	50,000	$0.58	29,000
	Acquisition of property	100,000	$0.64	64,000

	Transfer of contributed surplus on exercise of options			1,125
	Balance December 31, 2007	53,548,488		$ 42,587,194
	Balance September 30, 2008	53,548,488		$ 42,587,194

Escrow Shares

As at June 25, 2007, all of the 375,000 common shares held in escrow were released.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to Investor relations vest in accordance with TSX regulation.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	September 30, 2008		December 31, 2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	5,150,000	$0.63	3,475,000	$0.70

Expired unexercised	(670,000)	0.68	(587,500)	0.67
Cancelled	(50,000)	0.26	-	-
Granted	745,000	0.26	2,275,000	0.54
Exercised	-	-	(12,500)	0.56
Outstanding, end of period	5,175,000	$0.58	5,150,000	$0.63

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.

Share Capital (cont’d)

Stock Options (cont’d)

At September 30, 2008, there were 5,175,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years

2,405,000	$0.70	Feb 21, 2011	2.39
875,000	$0.52	Apr 16, 2012	3.55
50,000	$0.62	May 31, 2012	3.67
1,100,000	$0.56	Sept 5, 2012	3.93
50,000	$0.48	Dec 3, 2012	4.18
695,000	$0.26	May 5, 2013	4.60
5,175,000			3.24

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the nine month period ending September 30, 2008 of $155,919 (2007: $563,875) is associated with the granting of options to consultants and employees.

The weighted fair value of the 745,000 share purchase options granted on May 6, 2008 of $0.16 per option is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating the fair value were an expected dividend yield of 0%; expected volatility of 73.81%; risk-free interest rate of 3.13%; and expected term of five years.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

The following table reconciles the Company’s contributed surplus:

	Nine months ended September 30, 2008	Year ended December 31, 2007

Balance, beginning of the period	$ 4,164,587	$ 3,443,487
Options vested	155,919	722,225
Options exercised	-	(1,125)
Balance, end of period	$ 4,320,506	$ 4,164,587

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Ecuador, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	September 30, 2008	December 31, 2007
Total Assets
Canada	$ 3,326,433	$ 6,325,881
Caymans	42,339	714,405
Ecuador	137,246	137,246
Guatemala	10,882,138	10,724,984
Nicaragua	6,567,496	4,547,829
Mexico	898,994	400,506
Peru	1,061,367	628,109
Other	1,568	1,568
	$ 22,917,581	$ 23,480,528

Property & Equipment
Canada	$ 63,549	$ 43,650
Guatemala	5,455	33,606
Nicaragua	262,328	188,274
Mexico	10,835	15,756
Peru	8,602	8,602
	$ 350,769	$ 289,888

Resource Properties Acquisition
Ecuador	$ 113,130	$ 113,130
Guatemala	4,142,864	4,142,864
Peru	247,383	210,566
Nicaragua	82,482	82,482
	$ 4,585,859	$ 4,549,042

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Segmented Information (cont’d)

	September 30, 2008	December 31, 2007
Deferred Exploration Costs
Ecuador	$ 24,116	$ 24,116
Canada	-	4,683
Guatemala	6,642,431	6,496,840
Peru	791,181	404,066
Mexico	821,964	299,639
Nicaragua	6,110,550	4,144,644
	$ 14,390,242	$ 11,373,988

11.

Accumulated Other Comprehensive Income

Balance at December 31, 2007	$ (35,039)

Unrealized gain on available for sale marketable securities	79,577
Balance at September 30, 2008	$ 44,538

12.

Subsequent Events

a)

A total of 100,000 incentive stock options with a purchase price of $0.70 per share and 50,000 incentive stock options with a purchase price of $0.56 have expired unexercised.

b)

On October 7, 2008 the Company entered into an agreement with International Minerals Corporation (“IMC”) for further exploration of its Rubi project, located in south-eastern Peru.

Under a revised agreement with the property owner, the Company and IMC, as joint venture partners in a newly formed Peruvian company (“JVCO”), can earn 100% of the project, which currently consists of two concessions totalling 2,200 hectares, by making a series of payments and exploration expenditure commitments, comprising:

i)

US$75,000 on signing of the revised agreement (paid)

ii)

Investing US$400,000 in exploration and paying US$150,000 on the 1st anniversary

iii)

Investing US$600,000 in exploration and paying US$300,000 on the 2nd anniversary

iv)

Investing US$1,000,000 in exploration and paying US$600,000 on the 3rd anniversary

v)

Investing US$1,000,000 in exploration and paying US$1,875,000 on the 4th anniversary

The property owner will also retain a 2 percent Net Smelter Return royalty, with JVCO having a right of first offer to purchase such royalty.

IMC can earn its 60% interest in JVCO by paying the initial signing fee and by funding the first year’s exploration expenditures on the Rubi project, for a total of US$475,000. The exploration and cash payments over the remainder of the term will be funded by JVCO (60% IMC, 40% Radius) with each party subject to standard dilution requirements for non-contribution of funds.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the nine month period ended September 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

13.

Comparative Figures

Certain comparative figures for the nine month period ending September 30, 2007 have been reclassified to conform to the presentation adopted for the current year.

#

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – September 30, 2008

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2008.  The following information, prepared as of November 27, 2008, should be read in conjunction with the September 30, 2008 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The September 30, 2008 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

Radius is in the business of acquiring, exploring and developing mineral properties, primarily gold targets, with a regional focus on Latin America.  It currently has a portfolio of projects in Nicaragua, Guatemala, Mexico, Peru and Ecuador.  In June, 2008 the Company signed an agreement with Kappes, Cassiday & Associates (“KCA”) to develop its 100% owned high-grade Tambor gold deposit located in central Guatemala.  Tambor is an advanced high-grade gold deposit with a NI 43-101 compliant resource and favourable results from preliminary metallurgical testwork.

Recent events in the financial markets leading to the current global crisis have severely impacted the resource sector. This has prompted the Company to preserve its cash position as much as possible by reducing expenditures until conditions improve. This has meant the implementation of cut-backs in all grass-roots exploration programs in Nicaragua, Mexico and Peru.  Management is now reviewing prospective, advanced-staged gold projects and strategic opportunities brought about by the current market, and looks forward to developing the Tambor gold deposit with partner KCA, from which the Company expects to receive cash flow from the operations.

The current status of the Company’s properties is described below:

Nicaragua

Northern Autonomous Region

Reconnaissance work comprising stream sediment sampling and prospecting programs undertaken in 2007 identified several areas of interest in the Region Autonoma Atlantico Norte (“RAAN”) where notable amounts of free gold in sediment and gold in quartz float were identified.  Radius has acquired three contiguous concessions, the El Trébol, La Flor and Amapola licences totalling 57,798 hectares.

El Trébol

Trébol is an early stage epithermal gold property discovered by Radius during stream sediment sampling and reconnaissance exploration rock sampling in the RAAN.  Mineralization is associated with a trend of anastamosing low-lying ridges that can be traced over 6 kilometers in strike length, which form part of a larger prospective terrain of topographic anomalies.  Mineralization is also associated with a range of silicification textures including chalcedonic banded/colloform quartz veining, breccias and stockworks, typical of low sulphidation epithermal systems.  Rock exposures at Trébol are severely restricted due to dense vegetation and soil cover.  Trench sampling results obtained in 2007 from an initial 4 trenches located in the southwestern part of the trend include assays of 18.0m @ 1.34 g/t Au (TRSD-03), and 10.5m @ 9.1 g/t Au (TRSD-04) which includes 0.75m @ 13.1 g/t Au and 0.75m @ 66.2 g/t Au with abundant visible gold observed associated with manganese and iron oxides.

Following the widespread devastation caused throughout the region by Hurricane Felix in September 2007, exploration work resumed in January 2008.  New access routes were installed, a new camp was constructed, and further trenching and soil geochemical surveys were completed.  The size of the mineralized system at Trébol is as yet undefined, and reconnaissance sampling of sub-crop and float associated with adjacent ridges up to several kilometres away from the main zone at Trébol have assayed from trace to 12.8 g/t Au, with follow-up work pending.

In May 2008, the Company commenced a preliminary drill program, designed to test for continuity of grade to depth underneath selected trenches and to better understand the geologic context of the mineralization.  A total of 963m was drilled in 9 holes in the drill program focused in the south-western part of the property in the vicinity of Trench 4 (35.25m at 4.9 g/t Au including 17.6 g/t Au over 8.35m) and Trench 15 (33.8m at 3.4 g/t Au, including 15m at 6.1 g/t Au).  These trenches are located approximately 1km apart along the same silicified ridge. On August 7, 2008 the Company announced initial drill results from the first five holes (447 meters) and an additional four holes (516m) on Sept 12, 2008. Best drill intercepts were received in TRDH-08-05, which gave 1.36 g/t Au over 53.4m from near surface, and confirmed the bulk-tonnage potential of the system.

Results and significant intercepts received are shown below;

Hole ID	From (m)	To (m)	Interval (m)	Assay Au g/t
TRDH-08-01	12.19	35.30	23.11*	1.51
TRDH-08-02	28.95 35.40 36.57	35.40 36.57 50.29	6.45** 1.17 13.72	0.49 No recovery 0.71
TRDH-08-03	59.44 112.77	84.82 120.39	25.38*** 7.62	0.44 1.37
TRDH-08-04 incl.	3.30 5.25	24.38 15.50	21.08 10.25	1.44 2.55
TRDH-08-05 incl. incl.	6.09 6.09 16.76	59.50 25.90 23.20	53.41 19.81 6.44	1.36 2.92 6.37
TRDH-08-06	2.15	7.97	5.82	1.01
TRDH-08-07	No Significant Assays

#

TRDH-08-08 incl.	57.6 68.08	108.1 69.0	50.5 0.92	0.61 11.21
TRDH-08-09	No Significant Assays

   * Core recovery averaged 72% over the interval

 ** Core recovery averaged 70% over the interval

*** Core recovery averaged 77% over the interval

All holes were drilled at minus 45 degrees and perpendicular to the perceived dip of the zones, and therefore intervals represent approximate true widths.

Gold mineralization is associated with broad, tabular zones of quartz-adularia veining, stockworks and silicified breccias which correspond to the down-dip continuation of the mineralized zones sampled in surface trenches. Host rocks are a sequence of sandy lithic tuffs and tuffaceous andesites. Regional controls on mineralization are poorly understood, however the uniform, generally westward and moderately-dipping nature of the zones appears to be a consistent feature observed throughout the property and reflects a strong regional lithologic control on the mineralization.

The thickest gold intercepts were seen in holes TRDH-08-05 and TRDH-08-08 which were drilled along a section (see drill sections available on the Radius Website) and the zones attained >50m true thickness (TRDH-08-05 - 53.4m @ 1.35 g/t from 6m depth). Comparison of the gold grades sampled in surface trenches with those in drill holes show that grades generally weaken progressively with depth, despite the continuation of the silicified zones to depth. This suggests that a surface enrichment effect in gold has occurred in the saprolitic zone due to weathering processes (common in tropical environments such as Nicaragua). Although this indicates that extent of the mineralisation is probably limited to the near surface (<50m), potential could exist for a series of small near-surface deposits that could be pitted with only minor stripping.

Soil geochemistry and follow-up trenching has identified several additional zones of mineralization associated with low-lying ridges located along trend north, south and up to several kilometers east from the drilled ridge.  The Company will seek a joint venture partner to evaluate with further trenching and detailed drilling the resource potential of the outcropping, near-surface gold mineralization.

Estrella de Oro

The Estrella de Oro property, located 17 km west of the town of Siuna within Nicaragua’s “Golden Triangle” region, was acquired by Radius in 2007 and consists of 46,220 hectares.  An all-weather dirt road transects the central part of the property.

In the Cerro Estrella area, old mine workings are present along two parallel, north-easterly trending structural zones comprised of quartz veins and breccias hosted within crystal and lithic tuffs.  The most southerly vein contains visible gold and is approximately 12m in width, and exposed over some 400m in old trenches and pits.  Rock channel samples of vein material taken by Radius assayed from trace to 21.5 g/t Au over 2m and 22.4 g/t Au over 1m.  The zone remains open to the northeast and southwest.  The first trench results were announced in February 2008 as follows:

•

TR-LE-001

15.2m @ 6.73 g/t Au, incl. 2.72m @ 10.24 g/t Au and 1.3m @ 44.17 g/t Au

•

TR-LE-002

12.3m @ 1.55 g/t Au

•

TR-LE-003

9.3m @ 3.77 g/t Au, incl. 3.62m @ 7.15 g/t Au

•

TR-LE-004

4.9m @ 8.55 g/t Au

The results confirm that the gold mineralization is associated with a system of steeply-dipping to sub-vertical gold-bearing quartz veins showing variable widths, and hosted within strongly altered volcanic tuffs.

During the exploration work, the remains of old mine machinery were recovered from the adits, indicating that the historical operations at Estrella were on a larger scale than previously thought.  Production was from surface pits and underground workings, yet there is little reference to this former mine in the records.

In August 2008, 4 holes totalling 462 were drilled to test the continuity of high grade gold values sampled in trenches from a series of at least three parallel, quartz veins/shoots exposed along the Cerro Estrella ridge. Results from the drilling are as follows:

Hole ID	From (m)	To (m)	Interval (m)	Assay Au g/t
EODH-08-01	69.5	71.87	2.37	1.25
EODH-08-02	43.0 49.0 67.75	44.2 50.0 72.0	1.2 1.0 4.25	1.5 1.0 2.19
EODH-08-03	83.32 89.57 94.96	84.22 92.01 96.75	0.9 2.44 1.79	1.8 1.37 2.45
EODH-08-04	No Significant Results

Hole EODH-08-01 was drilled at -45 degrees to the northwest to test underneath Trench 1 (6.73 g/t Au over 15.2m). Holes EODH-08-02 and EODH-08-03 were drilled at -45 and -65 degrees respectively to the northwest from the same platform located some 130m to the northeast of EODH-08-01, to test underneath Trench 2 (1.55 g/t Au over 12.3m). EODH-08-04 was drilled some 140m further up the ridge at -45 degrees to the northwest.

All drill holes intercepted a sequence of altered tuffaceous and volcanic rocks. Low grade mineralization was intercepted in all holes with the exception of EODH-08-04, associated with zones of quartz-carbonate veins, stockworks and breccias with up to 5% pyrite and trace galena and sphalerite. The veins are considered too low grade at depth and discontinuous along strike to warrant any further work.

La Flor

In September 2007, work began on the La Flor and Amapola concessions (15,604 and 13,809 hectares respectively) which are located to the south and contiguous with the Trébol concession in the RAAN.  Work has included trenching and mapping of known veins focused around the historic Linda Ventura vein, and prospecting and trenching of known mineralized areas elsewhere on the claims.

La Flor contains several trends of low sulphidation, quartz-adularia veins hosted within Tertiary-aged volcanic andesites and pyroclastic rocks.  The eastern-most trend, Linda Ventura, is approximately 6m wide and comprises central banded chalcedony-adularia in a surrounding quartz-stockwork envelope.  The main vein has been traced for 1.1km, and additional veins were exposed by trenching.  Although the best trench sampled to date averaged 6m @ 4.82 g/t Au, a detailed soil survey indicated that the strike length of the vein system is limited. Several gold-in-soil anomalies defined in the south of the property were followed up by trenching and sampling, however results were disappointing and does not warrant any further work.

Natividad

In January 2007, Meridian Gold Inc. withdrew from the Natividad joint venture and subsequently completed rehabilitation of the camp and drill pads.  The property and all data acquired by Meridian have been returned to the Company.  Meridian expended approximately US$5.3 million on the property, having completed a total of 12,012m of drilling in 70 holes.  Overall the results of three drill campaigns were disappointing and failed to extend the mineralized shoots intersected.  Strong veining with highly favourable textures were intersected at depth but results generally failed to exceed 2 g/t gold.  The Company consequently has reduced the size of its Natividad and El Milagro concessions to 4,649 hectares to cover the main area of mineralization.  Drilling by Meridian showed that the best values and wider vein zones start from surface and extend to relatively shallow depths areas.

San Pedro

The San Pedro project was discovered by Radius’s field teams investigating reports of old workings in the area.  Gold mineralization at San Pedro occurs as low-sulfidation epithermal quartz veins, breccias, and associated stockworks that have been identified over a 12km by 4km area.  Mineralization appears to be associated with rhyolite domes associated with an eroded caldera that is cut by regional extensional structures.

In March, 2008 the Company entered into an agreement, subject to due diligence, to option the San Pedro project to Vannessa Ventures Ltd, who subsequently did not continue with the option.

India Norte

India Norte is 100% owned by Radius and lies close to the old La India mining camp approximately 70 km from Managua.  The Company has identified a series of quartz veins and stock work zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system.  Radius has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stock works up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

There is reason to believe that the Company’s work to date has identified the upper parts of a deeper economic system.  In La India mining camp, the productive zone of the veins mined ranges from an elevation of 500 m ASL down to as low as 50 m ASL.  The trenches sampled by Radius at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, which indicates significant potential for economic gold-bearing veins at deeper levels.

Guatemala

Tambor

The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones and outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol.  The primary objective of the underground work was to provide information on the structural controls, continuity and grade of the high grade gold mineralization and hence the potential to develop additional resources.  In July 2007, the exploration adit intersected the target vein as planned 202.1m into the hill.  The width of the vein exposure in the main tunnel was 3.2m, with a dip of 75º for a true width of 3.09m.  Diamond drill hole PDD-03-033, first reported in Radius’s news release dated August 13, 2003, returned 80.5g/t Au over 5.3m from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

• 74.5 g/t Au over 3.40m (includes 0.2m of quartz veining on HW) from the vein on the east tunnel wall (est. true width 3.28m)

• 77.7 g/t Au over 2.40m from the vein on the west tunnel wall (est. true width 2.32m)

In order to understand the continuity of the mineralized structure and plunge of the vein, four crosscuts were excavated underground: 2 parallel and to the west of the main drift (CW-1 & 2), and 2 parallel and to the east of the main drift (CE1 & 2).  All four cross cuts intercepted the zone and confirmed the continuity of the shoot and demonstrated the assumed easterly-dipping plunge to the high grade mineralized.

In February 2008, the Company announced the results of metallurgical testwork performed on a 90kg sample collected from underground workings.  The results were very encouraging and confirm the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

On June 2, 2008, the Company announced that it had signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) to develop the deposit. The agreement envisages an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  KCA is an established Reno-based firm that specializes in development, engineering and metallurgical plants for mining projects.  It is currently designing three large projects in Mexico and one in Bolivia.  It recently successfully completed the $104 million Ocampo project in Mexico for Gammon Lake Resources.

KCA has begun the permitting process for a small gold operation at Tambor, with plant construction and production planned for 2009.

Terms of the Agreement

Radius owns 100 percent of the Tambor project.  KCA can earn a 51 percent interest in Tambor by spending a total of $6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51 percent, a joint venture will be formed between KCA and Radius.

Once commercial production has been achieved, KCA will receive preferential payback of 75 percent (Radius 25 percent) of after-tax cash flow from initial production until it receives an amount equal to its investment, less $2 million. At that point, Radius will receive 75 percent of the after-tax cash flow (KCA 25 percent) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

#

Mexico

Tlacolula, Oaxaca

In Oaxaca, reconnaissance work in 2007 identified a prospective area north-northeast of the low sulfidation epithermal Ag-Au Taviche district, and in the vicinity of the Cobre Grande Cu-Mo-Zn-Ag skarn, with two now titled applications filed, totaling 82,630 hectares.  First pass work included stream sediments sampling and prospecting, from which several stream sediment anomalies resulted with values ranging up to 819 ppb Ag and up to 53 ppb Au.  Follow up work of one of these anomalies, 43km E-SE of the city of Oaxaca and northeast of the Taviche district, identified a >1km long north-northwest trending zone of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite are observed in the veins and in the breccias.  This zone of veins and breccias is called San Pablo Güila.  Twelve trenches were dug and sampled along a 670m strike length, confirming the presence of high grade silver mineralization, with results including a high of 1.3kg Ag / 0.3m in a small adit, and 199g/t Ag / 12.4m (incl. 366g/t Ag / 4.8m).  It is interpreted that the upper levels of an epithermal vein system is exposed at San Pablo, with significant down dip potential and is high priority for drilling.

The San Pablo Güila mineralization is high priority for drilling. Several other areas require follow-up, including at Teotitlan del Valle, an area of gold-bearing quartz veins ranging from 0.35 to 1.3m wide, with local vein zones up to 5.15m wide, which were identified by follow-up of regional drainage geochemical anomalies.  The best gold values exceed +10 g/t Au ppm Au with 29 ppm Ag/0.8m, while the best Ag value is 53.1ppm Ag with 0.33 ppm Au/5.15m.  There are several veins, up to 800m in strike length, which due to poor exposure, are evident mainly in the numerous small pits and collapsed adits.  This suggests the possibility of additional veins in the area.

As the district is mainly silver, a joint venture partner is being sought to advance this property.

El Zapote - Oaxaca

Prospecting of landsat structural anomalies in early 2008 showed a zone of quartz veining 10km to the SE of the Cobre Grande Cu-Mo-Zn-Ag skarn.  A 6,995 hectare claim was titled, and initial vein sampling includes up to 117 ppm Ag and 896 ppb Au over 1m, and 268 ppm Ag & 426 ppb Au over 2.4m.  Stream sediment sampling, prospecting and additional rock sampling was undertaken. Weak stream sediment geochemical anomalies are related to small skarn occurrences related to a monzonitic intrusive. No further work is warranted.

Tapanatepec, Oaxaca – Chiapas

In south-eastern Oaxaca, in the Tehuantepec Isthmus region, prospecting identified an area of gold stream sediment anomalies, quartz veins and magnetite skarns, where two adjacent titled claim applications totaling 38,505 hectares were filed.

The area is underlain by a Tertiary granodiorite, a Paleozoic granite, and a sequence of Paleozoic to Cretaceous partly metamorphosed terrigenous sediments and volcaniclastics with limestone interbeds.  A stream sediment sampling program resulted in several gold anomalies, with a high value of 3,386 ppb.  Follow up of these anomalies was completed and no further work is warranted.

#

Las Tigrillas - Chiapas

The Las Tigrillas claim is located 145km SE of Tuxtla Gutierrez, and 32km from the Guatemala border.  In late 2006, a first pass reconnaissance program in southern Chiapas identified quartz veining with arsenopyrite and stibnite in sandstones and siltstones, with values up to 4.7g/t Au.  Title to the 2,075 hectare claim covering these Au-bearing quartz veins has been granted.  Quartz veining occurs in zones varying from 2-3m up to 20m wide, and the main vein zone extends for about 1,000m along strike.  Ten trenches were dug and sampled. Gold values occur basically in the quartz veins, with values up to 5.9 g/t Au over 1m, and in parts 0.1 to 0.3 g/t Au associated with veinlets in adjacent wall rocks, with highly anomalous As and Sb. Although the geochemistry suggests that Las Tigrillas represents the upper part of an epithermal system, the vein zones are narrow, up to 2.9m wide, and no disseminated potential in the sediments is evident.

Peru

Rubi Project

The Rubi gold-silver property is located approximately 400 km south-east of Lima and covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called the San Andres, Virgen de Chapi and Minas Rubi areas.  On the Minas Rubi area, a series of oxidized epithermal quartz-carbonate Au-Ag veins and breccias are hosted within porphyritic andesites.  The veins outcrop on a low hill approximately 1 km x 0.5 km in area, with mineralization traceable at least 1 km to the north.  Surface pits and shallow underground workings are extensive, with numerous veins and at least three vein trends evident with individual veins at surface reaching widths of over 4m.  Initial surface channel sampling of veins by the Company returned assays ranging from trace to 20.8 g/t Au and 356 g/t Ag over 2m, and 3 g/t Au and 373 g/t Ag over 3.9m.

Pursuant to its original option agreement with the property owner, Radius conducted its initial exploration on the property in late 2007, incorporating regional scale mapping over the property, and prospect-scale mapping in the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas, including rehabilitation of underground tunnels at Rubi and underground channel sampling.  A total of 594 rock channel samples were taken for assay.

In the Minas Rubi area, the main target area, a more robust series of quartz-calcite veins shows a deep oxidation profile to approximately 80m depth, undoubtedly controlled by regional north-south faulting.  Secondary mineralization as hydrothermal breccia bodies were mapped south-east of Minas Chapi and San Sebastien Areas, and as isolated areas of silicification and oxidation north and east of San Andres.  A total of 222 surface rock chip channel samples were taken and 49 underground samples.  Best results in Au and Ag are concentrated in the northern part of the property along the Chorla Rica vein and associated structures. Gold grades from trace up to 12.4 g/t Au and 663 g/t Ag were received and average around 1 to 2 metres in width.  Samples taken underground in old re-habilitated adits showed a continuation of gold and silver mineralization from surface.  The near-surface strongly oxidized parts of the Chirulin and Rio Azul veins were formerly exploited by Banco Minero and recently by informal miners.

On October 7, 2008 the Company entered into an agreement with International Minerals Corporation (“IMC”) for further exploration of the Rubi project, located in south-eastern Peru.

Under a revised agreement with the property owner, the Company and IMC, as joint venture partners in a newly formed Peruvian company (“JVCO”), can earn 100% of the project, which currently consists of two concessions totalling 2,200 hectares, by making a series of payments and exploration expenditure commitments, comprising:

- US$75,000 on signing of the revised agreement (paid)

- Investing US$400,000 in exploration and paying US$150,000 on the first anniversary

- Investing US$600,000 in exploration and paying US$300,000 on the 2nd Anniversary

- Investing US$1,000,000 in exploration and paying US$600,000 on the 3rd Anniversary

- Investing US$1,000,000 in exploration and paying US$1,875,000 on the 4th anniversary

The property owner will also retain a 2 percent Net Smelter Return royalty, with JVCO having a right of first offer to purchase such royalty.

IMC can earn its 60% interest in JVCO by paying the initial signing fee and by funding the first year’s exploration expenditures on the Rubi project, for a total of US$475,000. The exploration and cash payments over the remainder of the term will be funded by JVCO (60% IMC, 40% Radius) with each party subject to standard dilution requirements for non-contribution of funds.

The planned program for the first year will include additional sampling and mapping, followed by drilling.

Artemisas

Radius has the option to acquire a 70% interest in the Artemisas gold project, located in the District of Chuquibambilla, Department of Apurimac, and some 1,000 km southeast of Lima.  It lies at an altitude of 4,700m and consists of four contiguous exploration concessions totaling 3,300 hectares.

Gold mineralization at Artemisas is hosted within a sequence of Jurassic and Cretaceous-aged sandstones, shales and fine grained quartzites belonging to the Hualhuani Formation.  Strongly silicified hydrothermal breccias are developed both as bedding-parallel mantos and along steeply dipping fault zones, some of which were exploited for gold in colonial times.  Surface channel samples gave values from trace to 11.6 g/t Au over 2m.  Gold mineralization exhibits a strong structural and lithological control and is associated with 0.5m to 3m wide zones of strong silicification, brecciation and fracturing with secondary iron oxides after sulphides.  Host rocks are equivalent to the Chimu Formation in northern Peru that hosts several important gold deposits such as Santa Rosa, La Arena and Llagunas Norte.

The Company is currently involved in talks with local communities to permit access to the claims in order to commence work.  No official access has been granted at the time of writing.  Permissions from several communities who own surface rights to the claims are required before any technical program can commence.

Charpal

In January, 2008, the Company’s subsidiary in Peru signed an option agreement with a private Peruvian company Minera El Charpal S.A., for two concessions totalling 256 hectares located in the District of Pachaconas, in the Department of Apurimac.  The Charpal property is located some 910 km south-east of Lima within the Yauli-Andahualas batholith that hosts a newly recognized porphyry copper-gold and skarn/sedimentary belt that includes the Las Chancas deposit (200 MT @ 1% Cu, 0.12 g/t Au), located about 13km west of the property.  At Charpal, epithermal mineralization is associated with a package of dipping sedimentary rocks of Jurassic-Cretaceous age that forms a broad north-south trending ridge, which have been intruded by a series of dacite stocks.  Targets at Charpal are two-fold: shallow sandstone-hosted epithermal gold mineralization, and blind porphyry copper-gold mineralization at depth.  A system of gold-bearing hydrothermal breccias, veins and replacement bodies along faults are developed in limonitic sandstones, and contain artesinal workings over the 10 km length of the ridge.  Rock chip channel samples taken at Charpal gave trace to 6.05g/t Au, associated with a hydrothermal breccia body some 200 x 300m in aerial extent.  Of note is that 600m west of the property at several hundred meters lower elevation, low-grade porphyry copper mineralization was intersected during drilling by a major mining company, and could represent the periphery of a major porphyry copper-gold system centered underneath the gold workings along the main ridge at Charpal.

The Company can acquire 100% of the Charpal property by paying the owners a total of US$850,000 over a term of 3 years, of which US$30,000 was paid on signing of the agreement.

The Charpal property is located 20km southwest of the Company’s Artemisas property, and companies with neighboring properties to Charpal include Yamana Gold, Southwestern Gold and Grupo Mexico (Las Chancas), and several local private owners.

Ecuador

Pursuant to an option agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, Radius may earn a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay province, southern Ecuador.  The project lies at an elevation of 2,400 to 3,200m, and is 80km south of the city of Cuenca.  It was explored by Newmont during the 1990s, and some 800 rock chip samples were collected.  Opposition at the time by some of the local communities influenced Newmont’s decision to abandon the project in 1992.  Newmont’s work identified three priority targets.

Given the recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management has adopted a low key approach towards progressing Cerro Colorado.  Throughout 2007, work at Cerro Colorado focused on community relations to try securing permission from the local community to drill the project, however little progress was made.  In April 2008, Ecuador’s Constituent Assembly adopted a Mining Mandate that invoked an immediate 180-day suspension of activities on virtually all mining concessions in Ecuador.  The mandate also declared that any concessions that have not received investment in exploration or which have not submitted a Environment Impact Assessment or conducted the prior consultation process, including those pending an administrative resolution, will be deemed cancelled.  The exact implications of the mandate in relation to the Cerro Colorado project are being investigated, and the Company will continue to monitor the Ecuadorian mining scene closely over the next few months.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2008:

	Third Quarter Ended Sept. 30, 2008 ($)	Second Quarter Ended June 30, 2008 ($)	First Quarter Ended March 31, 2008 ($)	Fourth Quarter Ended Dec. 31, 2007 ($)	Third Quarter Ended Sept. 30, 2007 ($)	Second Quarter Ended June 30, 2007 ($)	First Quarter Ended March 31, 2007 ($)	Fourth Quarter Ended Dec. 31, 2006 ($)
Total Income	21,754	27,501	37,798	55,484	186,513	14,278	75,422	238,352
Net Loss	247,016	365,414	261,640	1,116,497	140,389	905,078	115,695	2,714,519
Net Loss per share	0.00	0.01	0.00	0.02	0.00	0.02	0.00	0.05

Results of Operations

For the three months ended September 30, 2008, the Company had a net loss of $247,016 ($0.005 per share) compared to a net loss of $140,389 ($0.003 per share) for the three months ended September 30, 2007, an increase of $106,627.   However, general and administrative expenses in the 2008 third quarter were $189,564 compared to $604,274 in the 2007 quarter, a difference of $414,710.  This was due mainly to only $1,213 in non-cash compensation charges in the current quarter compared to $443,875 in the 2007 quarter.  Otherwise, the current year quarter experienced increases in salaries, travel and accommodation, office and miscellaneous, rent and utilities, and repair and maintenance.   The current year also experienced decreases in consulting fees, transfer agent and regulatory fees and public relations.  Significant other income and expense items were the reason the overall loss was higher for the 2008 quarter.  The current quarter had a loss on the sale of marketable securities of $85,023 and a write-down of exploration costs of $23,688 whereas the 2007 quarter did not incur such expenses.  The 2007 quarter also had a foreign exchange gain of $277,372 and interest income of $152,126 compared to significantly lesser amounts in the current quarter.

For the nine month period ended September 30, 2008, the Company had a net loss of $874,070 ($0.02 per share) compared to a net loss of $1,161,162 ($0.02 per share) for the nine month period ended September 30, 2007, a decrease of $287,092.  As was the case with the three month comparison, the 2008 year-to-date period had lower general and administrative costs and once again, the reason for this was that the 2007 period had $563,875 in non-cash compensation charges compared to $155,919 in the current year.  Otherwise the 2008 year-to-date period had incurred increases in all categories except for consulting fees, public relations, geological costs and transfer agent and regulatory fees.  The most notable general and administrative cost increases in the 2008 period were salaries, travel and accommodation and legal and accounting.  The Company has experienced an increase in personnel since the prior year and in some instances there have been one-time recruitment fees incurred. Other income and expense items further increased the net loss for the period for both comparative periods.  The other items for the 2008 year-to-date period were fairly consistent with the 2008 current quarter period except for a write-off of deposits in the amount of $18,352 which occurred earlier in the year.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $7.00 million at December 31, 2007 to $3.23 million at September 30, 2008.  Some marketable securities have been sold to provide cash for operations.  The Company has incurred $85,023 in capital losses on these sales.  However, the Company’s marketable securities portfolio also provides for dividends, interest and pooled fund distributions which has more than offset the capital losses.  During the nine months ended September 30, 2008, the Company received interest and other income, and asset sale proceeds totalling $89,803, and spent $110,325 on equipment purchases, $673,877 on corporate expenses and $3,039,942 on deferred exploration costs.  Working capital at September 30, 2008 was $3.14 million compared to $6.90 million at December 31, 2007.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the remainder of the current fiscal year and into the following fiscal year.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  The Company has begun taking steps to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that market conditions improve.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

During the nine months ended September 30, 2008, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $1,966,110, including $392,290 for geological consulting, $384,418 for drilling, $198,510 for geochemistry, $139,113 for public and community relations, $129,639 for salaries, and $120,181 for licences, rights and taxes.

Guatemala – $145,591, including $35,714 for geological consulting, $32,994 for salaries and $21,067 for licences, rights and taxes.

Mexico - $541,125, including $190,834 for geological consulting, $120,181 for licences, rights and taxes, $36,041 for geochemistry and $32,722 for legal and accounting.  A total of $18,801 was written off and charged to operations in regards to properties that the Company has either dropped or is unlikely to have further interest in.

Peru - $423,933 on exploration, including $115,620 for geological consulting, $53,260 for licences, rights and taxes, $33,470 for legal and accounting, and $27,923 for salaries.  $36,817 was incurred on acquisition costs.

Related Party Transactions

During the nine months ended September 30, 2008, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the nine months ended September 30,
	2008	2007
Expenses:
Management fees	$ 45,000	$ 45,000
Consulting	9,100	16,900
Salaries and benefits	56,577	75,224
Mineral property costs:
Geological consulting fees	174,900	103,600
Salaries and benefits	62,545	49,358
	$ 348,122	$ 290,082

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $Nil (December 31, 2007: $26,665) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $80,173 (December 31, 2007: $50,498) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $14,032 (December 31, 2007: $15,778) payable to an officer of the Company.

#

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at November 27, 2008 is 53,548,488 common shares, and a total of 5,025,000 share incentive stock options are currently outstanding as follows:

No. of Options	Exercise Price	Expiry Date

2,305,000	$0.70	February 21, 2011
875,000	$0.52	April 16, 2012
50,000	$0.62	May 31, 2012
1,050,000	$0.56	September 5, 2012
50,000	$0.48	December 3, 2012
695,000	$0.26	May 5, 2013
5,025,000

Financial Instruments

Under the provisions of the Canadian Institute of Chartered Accountants 3855 “Financial Instruments – Recognition and Measurement” the financial assets and liabilities of the Company are designated as other financial assets and liabilities, accordingly they are initially measured at fair value, which is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties under no compulsion to act.

Subsequent to initial measurement at fair value, any gain or loss experienced on de-recognition or impairment of the asset or liability is recorded in the statement of income.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, advances and other receivables, due from related parties, and accounts payable and accrued liabilities.  Cash and cash equivalents, marketable securities, advances and other receivables, accounts payable and accrued liabilities are reported at their fair values on the balance sheet.  The fair values are the same as the carrying values due to their short-term nature.  The fair value of the amount due from related parties has not been disclosed due to the fact that the cash flow stream is not determinable.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Internal Disclosure and Financial Reporting Controls

Management of the Company has designed such disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management.  Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and has concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Management has also designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.